Clickstream Corp.

8549 Wilshire Boulevard, Suite 2181

Beverly Hills, CA 90211

July 1, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549

Attention: Matthew Derby, Esq.

Re:	Clickstream Corp.
Amendment No. 3 to Offering Statement on Form 1-A
Filed June 15, 2021
File No. 024-11475

Ladies and Gentlemen:

By letter dated June 24, 2021, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Clickstream Corp. (the “Company”) with comments on the Company’s Amendment No. 3 to Offering Statement on Form 1-A, described above.

This letter contains the Company’s responses to the Staff’s comments. The numbered responses and the headings set forth below correspond to the numbered comments and headings in the Staff’s letter to the Offering Statement.

Amendment No. 3 to Form 1-A filed June 15, 2021

Compensation of Directors and Executive Officers, page 25

1.	You state that you have an agreement dated December 24, 2019 with Frank Magliochetti to serve as a director for $1,667 per month. Please revise the chart to reflect the compensation Mr. Magliochetti received for his services as a director.

COMPANY’S RESPONSE

**We have revised the chart to reflect the compensation

Securities and Exchange Commission

Division of Corporation Finance

Attention: Matthew Derby, Esq.

Note 11. Subsequent Events, page 61

2.	We note your response and revised disclosures to prior comment 4. Please explain further the issuance of 5.0 million shares to both Chaudry, LLC and Lookash Realty, LLC pursuant to a Reorganization and Stock Purchase Agreement. To the extent these shares were issued as part of the contingent consideration in the Rebel Blockchain acquisition, revise to indicate as such and disclose the value of the shares issued. Also, clarify if the terms of the Rebel Blockchain Agreement were modified to allow for the issuance of such shares prior to meeting the post closing terms as stipulated in Article 7. At a minimum, revise to include a discussion of the Rebel Blockchain transaction including the $300,000 investment made subsequent to your most recent balance sheet date. If these issuances relate to new acquisitions with each of Chaudry, LLC and Lookash Realty, LLC, revise to clarify the nature and material terms of such transactions and provide any necessary agreements as exhibits to the filing. Refer to ASC 855-10-50-2.

COMPANY’S RESPONSE

The ten million shares issued to Chaudry, LLV and Lookash Realty, LLC referred to in comment #2 do not relate in any way and were not issued pursuant to the Rebel Blockchain Agreement but, as reflected in the revised Subsequent Event Footnote, relate to issuance of shares of 10.0 million shares on March 10,2021 pursuant to Section 7.1 of the Reorganization and Stock Purchase Agreement (the “Purchase Agreement”) with Nebula Software Corporation (“Nebula”) as a result of the launch of the HeyPal app. These shares are in addition to the 10.0 million shares issued in connection with the acquisition of Nebula as described in the revised Subsequent Event footnote for the year ended September 30,2020.We have attached the Purchase Agreement as Exhibit 6.21. We have also made reference in the latter Subsequent Event footnote to the $300,000 post acquisition investment in Rebel Blockchain, Inc.

If you have any questions regarding this response, please direct them to our counsel David Ficksman at 310-789-1290 or dficksman@troygould.com.

Sincerely,

Clickstream Corp.

/s/ Frank Magliochetti
By Frank Magliochetti,
Chief Executive Officer

cc:           David L. Ficksman